June 4, 2007

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549
Attention:	Joshua Ravitz, Attorney-Advisor
Division of Corporation Finance
Daniel F. Duchovny, Special Counsel
Officer of Mergers & Acquisitions

Re:	OSI Restaurant Partners, Inc.
Amendment No. 5 to Schedule 13E-3
Filed May 24, 2007
File No. 005-41973

Definitive Additional Materials Schedule 14A
Filed May 24, 2007
File No. 001-15935
Dear Messrs. Ravitz and Duchovny:
As special counsel to the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 1, 2007 addressed to Joseph J. Kadow with respect to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Definitive Additional Materials (the “Proxy Supplement”).
In connection with this response to the staff’s comments, the Company is filing Amendment No. 6 to the Schedule 13E-3 (“Amendment No. 6”) and Supplement No. 2 to its definitive proxy statement dated March 30, 2007 (“Supplement No. 2”).
To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the questions raised. Terms not otherwise defined shall have the meaning ascribed to them in the Schedule 13E-3.
We have sent to your attention three courtesy copies of this letter, Supplement No. 2 and Amendment No. 6 (marked to show changes against the Schedule13E-3 filed with the Commission on May 24, 2007).

Securities and Exchange Commission
June 4, 2007

Definitive Additional Materials Schedule 14A
General
1.	Please revise to specify how each filing person determined that the transaction is procedurally fair to unaffiliated security holders in light of the change in the vote required to adopt the merger, as described under Amendment to Original Merger Agreement on page S-4. Refer to Item 1014 of Regulation M-A.

As discussed with the staff, Supplement No. 2 specifies how each filing person determined that the transaction is procedurally fair to OSI’s unaffiliated security holders in light of the change in the vote required to adopt the merger.

2.	It has come to our attention through news reports that, prior to settlement, OSI cancelled certain debt that had been previously issued in relationship to this transaction. Please tell us whether canceling this debt prior to settlement will result in increased borrowing costs going forward or otherwise impacts the transaction in any way.

As discussed with the staff, OSI has not had to cancel any debt that had been previously issued in relationship to this transaction. However, Kangaroo Holdings, Inc., the investment vehicle controlled by the investor group comprised of investment funds affiliated with the private equity firms Bain Capital Partners, LLC and Catterton Management Company, LLC (collectively, “Bain/Catterton”), was required to cancel certain debt financing for the proposed transaction prior to its settlement. In addition, Bain/Catterton has indicated publicly that they do not intend to make an offering of similar notes until and unless the OSI stockholders adopt the amended merger agreement. Accordingly, Bain/Catterton will not know the impact, if any, the terminated offering will have on the cost of that aspect of its financing until it completes the offering.
Background of the Merger, page S-9
3.	It has come to our attention through news reports that filing persons may have had discussions with certain OSI security holders regarding increasing the consideration paid to OSI security holders. We also note your disclosure in this section of the supplement of several communications held by your advisors with security holders. Please revise to describe any such negotiations or material contacts. Refer to Item 1005 of Regulation M-A.

As discussed with the staff, Supplement No. 2 describes the discussions that representatives of Bain/Catterton had with OSI security holders regarding potentially increasing the consideration paid to OSI security holders.

Securities and Exchange Commission
June 4, 2007

Undated Financial Information, page S-28
4.	Please revise to disclose the book value and ratio of earnings to fixed charges required by Item 1010(a) of Regulation M-A. Also, please clarify whether the financial information for the fiscal year ended December 31, 2006 is derived from audited financial statements; we note the subheading to your presentation that the information is unaudited.

In response to the staff’s comment, Supplement No. 2 discloses the book value and ratio of earnings to fixed charges required by Item 1010(a) of Regulation M-A. Also, as discussed with the staff, we have included a statement clarifying that the financial information for the fiscal year ended December 31, 2006 is derived from audited financial statements.
* * * * * * * * * * * * * * * * * *
Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,

David A. Katz
Enclosures

cc:	Joseph J. Kadow, OSI Restaurant Partners, Inc.
John M. Gherlein, Baker & Hostetler LLP
Jane Goldstein, Ropes & Gray LLP
Christopher Henry, Ropes & Gray LLP
Laura Mutterperl, Kirkland & Ellis LLP
Richard A. Susko, Cleary, Gottlieb, Steen & Hamilton LLP
Charles I. Weissman, Dechert LLP